UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION





                                 PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                                in the matter of

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                File No. 70-6802
                            Dallas, Texas 75266-0164








                                REPORT FOR PERIOD

                       April 1, 1997 through June 30, 1997

                               PURSUANT TO RULE 24

I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries: Central Power and Light Company
(CPL); Public Service Company of Oklahoma (PSO); Southwestern Electric Power Company (SWP) and West Texas Utilities Company (WTU). Central and South West Services, Inc. (CSWS) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for CSW and its subsidiaries. CSWS is required to file quarterly reports concerning: (a) description of activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by CSWS and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the CSW money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by CSWS and SWP to the participating companies. A series of service ID's and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

(B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. CSWS is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. No costs were incurred this quarter.


EXPENDITURES BY PROJECT :

                                        COLETO                         WALKER
                                         CREEK                         COUNTY
QUARTER ENDED JUNE 30, 1997           (thousands)                    (thousands)

CPL                                      $ --                           $ --

PSO                                        --                             --

SWP                                        --                             --

WTU                                        --                             --

TOTAL                                    $ --                           $ --

EXPENDITURES BY PROJECT :

                                         COLETO                         WALKER
                                         CREEK                          COUNTY
SIX  MONTHS ENDED JUNE 30, 1997       (thousands)                    (thousands)

CPL                                      $ --                           $ --

PSO                                        --                             --

SWP                                        --                             --

WTU                                        --                             --

TOTAL                                    $ --                           $ --



(C)  FUEL PROJECTS

SOUTH HALLSVILLE: Work on this project consisted of overseeing the contract miner's reclamation activities. Land and lignite lease maintenance comprised the majority of the work on this project.

DOLET HILLS: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. The property is now in production and advanced royalty payments are being recouped.

WALKER/GRIMES: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. This lease was terminated late in 1996.

KARNACK/WOODLAWN: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. This lease was terminated late in 1996.



(D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                          SOUTH                     DOLET
OWNERSHIP PERCENTAGE                    HALLSVILLE                  HILLS

SWP                                      85.936%                   46.094%

NON-AFFILIATED ENTITIES                  14.064%                   53.906%

TOTAL                                   100.000%                  100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.

ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $ 6,300 for the second quarter.


EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED                          SOUTH              DOLET
JUNE 30, 1997                        HALLSVILLE           HILLS
                                        (1)                (1)

CPL                                     $ --              $ --

PSO                                       --                --

SWP                                    1,182               (20)

WTU                                       --                --

TOTAL                                $ 1,182             $ (20)

(1) Excludes non-affiliated interests in these projects.


SIX MONTHS ENDED                       SOUTH              DOLET
JUNE 30, 1997                        HALLSVILLE           HILLS
                                        (1)                (1)

CPL                                     $ --              $ --

PSO                                       --                 --

SWP                                    1,966                 71

WTU                                       --                --

TOTAL                                $ 1,966              $ 71

(1) Excludes non-affiliated interests in these projects.

                             QUARTER ENDED                  SIX MONTHS ENDED
                             JUNE 30, 1997                    JUNE 30, 1997
                             -------------                    -------------
                        BUDGET           ACTUAL          BUDGET          ACTUAL

SOUTH HALLSVILLE (1)  $  2,440          $ 1,182        $  4,836         $ 1,966

DOLET HILLS (1)             89              (20)            178              71

TOTAL                  $ 2,529          $ 1,162         $ 5,014         $ 2,037

(1) Excludes non-affiliated interests in these projects.


                                      SINCE
CUMULATIVE  EXPENDITURES         JANUARY 1, 1984
                                   (thousands)

SOUTH HALLSVILLE (1)                $ 24,392

DOLET HILLS (1)                       10,074

ABANDONED PROJECTS                    24,100

TOTAL                               $ 58,566

(1) Excludes non-affiliated interests in these projects.



II.  FUEL PRODUCTION ACTIVITIES


                                                       CONTRACT
                               TOTAL         TOTAL      MINER'S        TOTAL
                                TONS         TONS      DELIVERED      COST OF
                              PRODUCED      SHIPPED    COST/TON      FUEL/TON
                                                                        (3)
QUARTER ENDED
JUNE 30, 1997

SOUTH HALLSVILLE  (1)         752,592       735,517      $14.50        $15.08

DOLET HILLS  (2)              269,868       293,676      $22.40        $23.56


SIX MONTHS ENDED
JUNE 30, 1997

SOUTH HALLSVILLE  (1)       1,539,238     1,555,893      $13.21        $13.80

DOLET HILLS  (2)              527,822       536,554      $20.47        $21.94

The above amounts exclude non-affiliated interests in these projects.

(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.



III.  OIL AND GAS ACTIVITIES

CPL incurred expenditures primarily for the operation and development of existing leases in south Texas.

                                 QUARTER ENDED               SIX MONTHS ENDED
                                 JUNE 30, 1997                 JUNE 30, 1997
                                  (thousands)                   (thousands)
CPL                                   $ 7                          $ 13

                                SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 28th day of August 1997.




                                     By :  R. Russell Davis
                                           Controller
                                           Central and South West Services, Inc.

2 West 2nd Street
P.O. Box 21928
Tulsa, Oklahoma 74121-1928
Telephone (918) 594-2000